For period ending 12-31-97
File Number 811 - 2714


77(C) Matters submitted to a vote of security holders.



a.    Special meeting of shareholders - August 8, 1997



b.    Matter voted on and number of affirmative/negative votes:




     Approval of proposed Plan of Liquidation and Dissolution:

      Votes:    For               Against        Abstain
                12,613,886        1,626,576      1,005,572